UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Director and Officer

On March 7, 2025, the Board of Directors (the “Board”) of BloomZ Inc. (the “Company”) increased the size of the Board by one director, pursuant to provisions in the Amended and Restated Memorandum and Articles of Association of the Company, and appointed Mr. Ryoshin Nakade to fill the newly created position on the Board resulting from such increase. Mr. Ryoshin Nakade accepted the position, and his directorship is effective as of March 7, 2025. Mr. Ryoshin Nakade shall hold such office until the earliest of (i) such time as he resigns or is removed or his successor is elected or appointed in accordance with the Amended and Restated Memorandum and Articles of Association of the Company, and (ii) his death.

On March 7, 2025, the Board of the Company added the position of co-chief executive officer (“co-CEO”) and appointed Mr. Ryoshin Nakade to fill the newly created position. Mr. Ryoshin Nakade will serve as co-CEO for an initial term of three years, which term may be automatically extended for successive one-year terms unless terminated.

The biographical information of Mr. Ryoshin Nakade is set forth below.

Mr. Ryoshin Nakade, age 54, while serving the Company, currently also serves as the Chairman of Tokyo Robot Co., Ltd. Prior to joining the Company, Mr. Nakade was a founding member of AURA Lawyer Corporation. Mr. Nakade began his career as a staff member of The Azuma, a Japanese Certified Public Accountant office, and served in numerous leadership roles, including as a director, general manager, and senior advisor at AIP Securities, Samurai Securities, and IS Securities, respectively. In addition, Mr. Nakade currently holds positions as a representative at Wintech General Research Institute and an Institute of Intelligence and Management Researcher at Japan University of Economics Graduate School of Business. Mr. Nakade received his bachelor’s degree in Law from Toyo University in 1994, his master’s degree in Agriculture from Ibaraki University in 2014, and his PhD in Agriculture from Ibaraki University in 2022.

Mr. Ryoshin Nakade does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

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